Exhibit 99.2

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. OMISSIONS ARE INDICATED BY [***].

ANNEX A

SHARE ISSUANCE, LOCK-UP AND HOLDBACK AGREEMENT

This SHARE ISSUANCE, LOCK-UP AND HOLDBACK AGREEMENT (“Agreement”) is entered into as of the October 6, 2026 (the “Effective Date”), by and among: (1) A2Z Cust2Mate Solutions Corp, a company organized under the laws of British Columbia, Canada, whose common shares are listed on the Nasdaq Stock Market (“A2Z”); and (2) O. GAL ENTERPRISES LTD, an Israeli private company (“Holder”); Each of the A2Z, and the Holder referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, A2Z Advanced Solutions Ltd., a wholly owned subsidiary of A2Z (“Buyer”), the Holder, Mr. Ofer Gal (“Ofer”), and Heidia Ltd. an Israeli private company (“Company”) have entered into that certain Share Purchase Agreement, dated as of October 6, 2026 (“SPA”), pursuant to which the Buyer shall acquire 100% of the issued and outstanding shares of the Company from the Holder, subject to the terms and conditions of the SPA; and

WHEREAS, as part of the consideration for the acquisition of the Company under the SPA, A2Z has agreed to issue to the Holder 833,333 common shares, no par value per share, of A2Z (“Closing Consideration Shares”), subject to the terms and conditions set forth herein and in the SPA; and

WHEREAS, the Parties wish to set forth the terms governing the issuance of the Closing Consideration Shares, including certain lock-up restrictions and holdback/forfeiture provisions applicable thereto.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the SPA.

“Affiliate” shall have the meaning ascribed to such term under applicable securities laws.

“Cause” means, with respect to either Ofer or Miron, solely the occurrence of any of the following, with respect to either Ofer or Miron, as determined by the Company’s Board of Directors in good faith and based on a reasonable factual basis, acting reasonably and after considering such person’s response, provided that the Company has given such person detailed written notice of the relevant grounds and all material facts supporting such determination and a reasonable opportunity to respond and, if curable, such person has failed to cure the matter within 20 Business Days after receipt of such notice: (a) fraud, embezzlement, material dishonesty, gross negligence, willful misconduct, misappropriation of assets or confidential information, in each case in connection with such person’s duties and resulting in, or reasonably expected to result in material harm to the Company or to or, solely to the extent directly arising from duties expressly owed by such person to the A2Z Group (as defined in the SPA), to the A2Z Group; (b) (i) in respect to Ofer - a material breach of the SPA by Ofer or Ofer’s New Management Agreement (as defined in the SPA), and (ii) in respect to Miron - a material breach of his employment agreement with the Company, and in both cases including a material breach of obligations relating to confidentiality, intellectual property, non-competition, non-solicitation, proprietary information or inventions, (c) a willful or material breach of the duty of loyalty owed to the Company or the A2Z Group under applicable law, including an undisclosed material conflict of interest, or misuse of confidential or inside information, in each case that results in actual and demonstrable material harm to the Company or to the A2Z Group as applicable; (d) a final and non-appealable conviction, or plea of guilty or nolo contendere, in respect of a criminal offense involving moral turpitude, a felony, or any other criminal offense, other than minor traffic or planning and construction offenses, that has or could reasonably be expected to have a material adverse effect on such person’s ability to perform his duties; (e) a repeated and material failure by such person to perform the principal duties expressly assigned to him under his applicable employment or management agreement, which failure continues following the notice and cure process set forth above; (f) insolvency, bankruptcy, the appointment of a trustee, receiver or similar officeholder over such person’s assets, or the filing of an application for insolvency, liquidation or rehabilitation proceedings, to the extent permitted by applicable law; or (g) any act, omission or circumstance for which the Company would have been entitled, had such person been an employee, to deny him all or part of his severance pay under the Severance Pay Law, 5723-1963, or any other applicable law. For the avoidance of doubt, failure to meet business or financial targets, professional or business disagreements, death, illness or disability (certified by a duly qualified physician), any action taken by such person in good faith pursuant to a resolution of the Company’s Board of Directors, shall not constitute a Cause event.

“Good Reason” means, with respect to either Ofer or Miron: (i) a material reduction in such person’s base salary as in effect immediately following the Closing (other than an across-the-board reduction applicable to all similarly situated employees of the Company); (ii) relocation of such person’s principal place of employment to a location at least 60 kilometres from the location of such person’s principal place of employment as in effect immediately following the Closing; or (iii) a material adverse change in such person’s authority, duties, or responsibilities, in each case as in effect immediately following the Closing (other than temporarily while such person is physically or mentally incapacitated or as required by applicable law). For clarity, such person’s circumstances immediately following the Closing are the baseline for this definition, and no change made at or in connection with the Closing will constitute Good Reason. Notwithstanding anything to the contrary in this Agreement, neither Ofer nor Miron may terminate his engagement under his employment/services agreement for Good Reason unless he gives the Company written notice of the existence of the circumstances providing grounds for termination for Good Reason within 30 days of the initial existence of such grounds, the Company has had 30 days from the date on which such notice is provided to cure such circumstances, and the applicable person resigns within 30 days following the expiration of such 30-day cure period. If the Company cures the condition during the said cure period, then Good Reason shall be deemed not to exist.

“Lock-Up Period” means, with respect to each tranche of the Closing Consideration Shares, the applicable period set forth in Section 3.1 hereof during which such tranche may not be Transferred.

“Material Customer” means any customer or platform of the Company that accounts for at least [***] of the Company’s revenues.

“Material Reduction” means a reduction of at least [***] in the Company’s revenues attributable to the relevant Material Customer (either directly as a customer and/or as a platform in respect of revenues generated from other customers(, in each year as compared to the preceding year.

“Person” shall mean any individual, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise.

“Transfer” means any direct or indirect sale, assignment, transfer, pledge, hypothecation, encumbrance, or other disposition of any Closing Consideration Shares or any interest therein, whether voluntary or involuntary, by operation of law or otherwise.

“Unreleased Shares” means, at any time during the Lock-Up Period, the number of Closing Consideration Shares which are subject to the Lock-Up in accordance with the provisions hereof.

2.	ISSUANCE OF CLOSING CONSIDERATION SHARES

2.1.	Subject to the terms and conditions of the SPA and this Agreement, on the Effective Date A2Z shall issue in the name of the Trustee (as defined in the SPA) for the benefit of the Holder, the Closing Consideration Shares.

2.2.	The Closing Consideration Shares shall be issued in uncertificated book-entry form and shall be held by A2Z’s transfer agent (“Transfer Agent”) subject to the transfer restrictions and lock-up provisions set forth herein.

2.3.	The Closing Consideration Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or any state securities laws, and are being issued pursuant to an exemption from registration. The Closing Consideration Shares may not be sold, transferred, or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration, including Rule 144 under the Securities Act (“Rule 144”), subject to the lock-up restrictions set forth herein.

3.	LOCK-UP RESTRICTIONS

3.1.	The Closing Consideration Shares shall be subject to the following lock-up schedule (“Lock-Up Schedule”), and the Holder shall not Transfer any Closing Consideration Shares until the expiration of the applicable Lock-Up Period (the “Lock-Up”) set forth below:

Number of Closing Consideration Shares	Release Date
208,333	April 6, 2027
208,333	December 31, 2027
416,667	October 6, 2029

3.2.	During the applicable Lock-Up Period, the Holder shall not, directly or indirectly, (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise Transfer or dispose of any Closing Consideration Shares subject to lock-up; (b) enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Closing Consideration Shares; or (c) publicly disclose the intention to do any of the foregoing.

3.3.	Notwithstanding the foregoing, during the Lock-Up Period, the Holder may not Transfer any Closing Consideration Shares including to an Affiliate of the Holder without A2Z’s prior written consent; and if such consent is provided by A2Z (subject to A2Z’s sole direction), such transferred Closing Consideration Shares shall remain subject to this Agreement, including all restrictions and obligations under Section 3, and the transferee shall execute and deliver to A2Z a joinder or other instrument reasonably satisfactory to A2Z pursuant to which such transferee agrees to be bound hereby. The Holder shall remain liable for any breach of this Agreement by any such transferee, and A2Z may enforce this Agreement directly against such transferee and the applicable Closing Consideration Shares.

4.	HOLDBACK AND FORFEITURE

4.1.	During the period commencing on the Effective Date and ending on the expiration of the Lock- Up Period, if a Trigger Event shall occur, then all Unreleased Shares as of the date of such Trigger Event (“Trigger Event Shares”) shall be automatically and immediately forfeited by the Holder and released to A2Z for no consideration, without any further action required from any Party.

“Trigger Event” shall mean each of the following:

4.1.1.	(i) Ofer terminates his full time engagement under the Management Agreement or otherwise resigns or ceases to provide full time Management Services to the Company and/or to the A2Z Group, for any reason, whether as an employee, consultant, advisor, service provider, director or in any other capacity, in each case, other than (A) for Good Reason, (B) as a result of Ofer’s death, or (C) as a result of Ofer’s illness or disability that prevents him from performing the Management Services, as certified by a duly qualified physician; (ii) A2Z terminates Ofer’s engagement under the Management Agreement for Cause, or (iii) Ofer has failed to assume Miron’s position as the full time CEO of the Company following termination of Meron’s engagement with the Company in accordance with the provisions of the Management Agreement.

4.1.2.	(i) Mr. Miron Gal (“Miron”) terminates his full time engagement with the Company or otherwise resigns or ceases to provide full time services to the Company, for any reason, whether as an employee, consultant, advisor, service provider, director or in any other capacity, in each case, other than for Good Reason, (ii) A2Z terminates Miron’s engagement with the Company for Cause; provided, however, that no event described in clauses (i) or (ii) above shall constitute a Trigger Event if, following the termination or cessation of Miron’s engagement, Ofer assumes Miron’s position as the full time CEO of the Company; or

4.1.3.	The loss or termination of, or a Material Reduction in, the Company’s business with a Material Customer, provided that such event shall constitute a Trigger Event only if the Company’s aggregate revenues in the calendar year immediately following the calendar year in which such event occurs do not exceeds NIS 60,000,000.

4.2.	Without limiting the generality of the foregoing, all Unreleased Shares shall be held subject to forfeiture and release to A2Z for no consideration, in accordance with, and subject to, the terms and conditions of the SPA. In the event that any Unreleased Shares are required to be forfeited and released to A2Z in accordance with the terms and conditions of the SPA in respect of any Losses (נזק) pursuant to Article 11 of the SPA (“Share Indemnification Event”), such Losses shall be satisfied by means of the forfeiture and release to A2Z of such number of Unreleased Shares having an aggregate value equal to the amount of such Losses, as determined in accordance with the A2Z Share Value (A2Z ערך מניית), as such term is defined in the SPA (“Indemnification Shares”).

4.3.	Upon the occurrence of a Trigger Event and/or a Share Indemnification Event, A2Z shall notify the Holder in writing of such occurrence, specifying the Trigger Event or the Share Indemnification Event and the number of Trigger Event Shares and/or Indemnification Shares subject to forfeiture and release. Upon a forfeiture pursuant to this Section 4, the Trigger Event Shares and/or Indemnification Shares, as applicable, shall be returned to the authorized but unissued shares of A2Z (or cancelled, at the sole discretion of A2Z), and the Holder shall have no further rights, title, or interest in or to such forfeited shares.

4.4.	For the avoidance of doubt, (i) any Closing Consideration Shares that have been released from Lock-Up in accordance with Section 3 prior to the occurrence of a Trigger Event and/or Share Indemnification Event, shall not be subject to forfeiture under this Section 4; and (ii) nothing in this Agreement shall relieve Holder of its indemnity obligations (or limit such obligations) in the SPA.

5.	RESTRICTIVE LEGEND

5.1.	Each book-entry statement or certificate, if any, representing the Closing Consideration Shares shall bear a legend in substantially the following form (or such similar legend as A2Z may determine):

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (II) IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE ACT, INCLUDING PURSUANT TO RULE 144 THEREUNDER, IF APPLICABLE. THE SHARES ARE FURTHER SUBJECT TO LOCK-UP AND HOLDBACK/FORFEITURE RESTRICTIONS PURSUANT TO THAT CERTAIN SHARE ISSUANCE, LOCK-UP AND HOLDBACK AGREEMENT DATED AS OF [OCTOBER 6, 2026] (“LOCK-UP AGREEMENT”), AND MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.”

“WITHOUT DEROGATING FROM THE PROVISIONS OF THE LOCK-UP AGREEMENT, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 6, 2027”

5.2.	Promptly, but in any event within two business days, following the release of any tranche of the Closing Consideration Shares from the applicable Lock-Up Period, and provided that such released shares are not subject to forfeiture under Section 4, A2Z shall, subject to compliance with applicable securities laws, instruct the Transfer Agent to remove the restrictive legend from such released shares and take all necessary actions and provide any required documents for the removal of the restrictive legend, and the delivery of the released Shares to an account designated by the Holder, with such transfer to be completed no more than 7 business days. The Company shall deliver to A2Z such opinion of counsel and any other documents reasonably necessary in connection with the removal of the legend and the sale or transfer of such released shares under Rule 144. Following such release, the Holder shall be entitled to transfer or sell such released shares.

5.3.	If A2Z fails to complete the procedures set forth in Section 5.2 within the applicable deadline thereunder, then, unless such failure or delay is attributable to the Holder’s failure to deliver to A2Z customary seller’s representation letter, the Holder shall be entitled to customary piggyback] registration rights with respect to any registration statement, including any shelf registration statement, filed by A2Z for an offering of its securities,. Such rights shall continue until the earlier of (i) the sale of all of the Holders released Closing Consideration Shares pursuant to a registration statement under the Securities Act, or (ii) A2Z’s completion of the procedures set forth in Section 5.2 with respect to such released Closing Consideration Shares.

5.4.	Neither A2Z, nor any of its Affiliates, will classify the Holder, or any of its permitted transferees as an ‘Affiliate’ of the Company, by virtue of the Holder, or its permitted transferees, being directors of the Company.

6.	REPRESENTATIONS AND WARRANTIES OF THE HOLDER

The Holder hereby represents and warrants to A2Z as follows:

6.1.	The Holder is either (a) an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act, or (b) a non-U.S. person as defined in Regulation S under the Securities Act. To the extent the Holder is a non-U.S. person, the Holder is not receiving the Closing Consideration Shares for the account or benefit of any U.S. person, is not in the United States on the date of execution of this Agreement and will not be in the United States at the time of issuance of the Closing Consideration Shares, and is not a “distributor” as defined in Regulation S under the Securities Act.

6.2.	The Holder has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the investment in the Closing Consideration Shares. The Holder is acquiring the Closing Consideration Shares for its own account, for investment purposes only, and not with a view toward distribution or resale in violation of the Securities Act.

6.3.	The Holder acknowledges that the Closing Consideration Shares have not been registered under the Securities Act or any state securities laws, and that the offer and issuance of the Closing Consideration Shares is being made in reliance on one or more exemptions from registration for private offerings under the Securities Act and other applicable laws. The Holder further acknowledges that the Closing Consideration Shares are “restricted securities” as defined in Rule 144 under the Securities Act and may not be sold or otherwise transferred unless subsequently registered under the Securities Act or an exemption from registration is available, and that in either case, compliance with the lock-up restrictions set forth in this Agreement is required.

6.4.	The Holder acknowledges and agrees that it has received and reviewed this Agreement and such other documents and information regarding A2Z and the Closing Consideration Shares as it has deemed appropriate to make its own analysis and decision to enter into this Agreement, has been afforded access to information regarding A2Z sufficient to make an informed investment decision, and has had the opportunity to ask questions of, and receive answers from, the officers and directors of A2Z concerning the terms and conditions of this Agreement and the Closing Consideration Shares. The Holder understands and acknowledges that A2Z is entering into this Agreement in reliance upon the Holder’s execution and delivery of this Agreement and agreement to be bound hereby, and the Holder further acknowledges that it has not relied on any statements or other information other than the representations, warranties and other express provisions contained in this Agreement and the SPA.

6.5.	The Holder acknowledges the holdback and forfeiture provisions set forth in Section 4, understands that the Unreleased Shares may be forfeited upon the occurrence of a Trigger Event and/or Share Indemnification Event, and agrees to be bound by such provisions.

7.	REPRESENTATIONS AND WARRANTIES OF A2Z

7.1.	The Closing Consideration Shares, when issued by A2Z in accordance with this Agreement and the SPA, will be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with the Securities Act and other applicable securities laws.

7.2.	A2Z covenants that, for so long as any Closing Consideration Shares remain outstanding, it shall use commercially reasonable efforts to file all reports and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission thereunder, in a timely manner, so as to permit the Holder to sell the Closing Consideration Shares pursuant to Rule 144 following the expiration of the applicable Lock-Up Period (and subject to the provisions of Section 4).

8.	MISCELLANEOUS

8.1.	Rights as a Stockholder. Except as otherwise provided in this Agreement, for so long as the Holder is the registered or beneficial owner of the Unreleased Shares, the Holder shall have all rights as a shareholder with respect to the Unreleased Shares, including, without limitation, the rights to vote the Unreleased Shares and act in respect of the Unreleased Shares at any meeting of shareholders, and any rights in bankruptcy, receivership or events of insolvency; provided that the payment of dividends on Unreleased Shares shall be accumulated and deferred until, and shall only be paid at, such time as the Unreleased Shares are released from the Lock-Up (understanding that any share split, reverse split, bonus shares, and any other capital adjustments shall apply to the Unreleased Shares in the same manner such adjustments apply to the other shares of A2Z, with corresponding adjustments to the Lock-Up Schedule, and any resulting shares, securities, cash or other property shall remain subject to the same lock-up, holdback, forfeiture and release provisions as the relevant Unreleased Shares).

8.2.	No Rights to Employment. The Holder acknowledges and agrees that the transactions contemplated hereunder and the release of Unreleased Shares from the Lock-Up do not constitute an express or implied promise of continued engagement as an employee or consultant for the duration of the Lock-Up Period, for any period, or at all.

8.3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws governing the SPA, as set forth therein.

8.4.	Entire Agreement. This Agreement, together with the SPA and the other Transaction Documents (as defined in the SPA), constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements, and understandings with respect thereto.

8.5.	Amendment. This Agreement may not be amended, modified, or supplemented except by a written instrument signed by all Parties.

8.6.	Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No waiver of any provision shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

8.7.	Notices. All notices and other communications under this Agreement shall be given in the manner and to the addresses specified in the SPA.

8.8.	Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned by any Party without the prior written consent of the other Parties, except that A2Z may assign its rights hereunder to any successor entity in connection with a merger, consolidation, or sale of all or substantially all of its assets.

8.9.	Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect, and the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable.

8.10.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement by electronic means (including by e-mail of a PDF copy) shall be effective for all purposes.

8.11.	Further Assurances. Each Party shall execute and deliver such additional documents, instruments, and agreements, and take such additional actions, as may be reasonably necessary or appropriate to effectuate the provisions and purposes of this Agreement.

8.12.	Specific Performance. The Parties acknowledge that a breach of this Agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Parties agree that, in addition to any other remedies available at law or in equity, each Party shall be entitled to seek specific performance and injunctive relief to enforce the terms of this Agreement.

8.13.	References to Holder and 104H Trustee. Notwithstanding anything to the contrary in this Agreement, to the extent any Closing Consideration Shares are issued to 104H Trustee for the benefit of the Holder, then any reference in this Agreement to the Holder, insofar as it relates to the holding, transfer, forfeiture, release, registration, or other administration of such Closing Consideration Shares, shall be deemed to include the 104H Trustee in its capacity as the registered holder of such shares in trust for the benefit of the Holder.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

A2Z:

A2Z CUST2MATE SOLUTIONS CORP

By:	/s/ Gadi Graus, /s/ Gadi Levin
Name:	Gadi Graus, Gadi Levin
Title:	CEO, CFO

HOLDER:

O. GAL ENTERPRISES LTD

By:	/s/ Ofer Gal
Name:	Ofer Gal
Title:	Director

JOINDER AND ACKNOWLEDGMENT BY OFER

Ofer joins this Agreement in his personal capacity and agrees to be bound by its terms, including the lock-up and holdback/forfeiture provisions applicable to the Closing Consideration Shares. Ofer shall cause the Holder to comply with this Agreement and shall be jointly and severally liable with the Holder for any breach by the Holder.

Ofer Gal

/s/ Ofer Gal